Amended Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-218952
Dated June 27, 2017

Trinity Capital Corporation


#LANB
#banklocal

Annual Shareholder Meeting

<u>EXPLANATORY NOTE</u>

Trinity Capital Corporation (the “Company”) is filing this amendment No. 1 to Form FWP (the “Amendment”) to amend its free writing prospectus, dated June 27, 2017, as filed with the Securities and Exchange Commission (the “SEC”) on June 27, 2017 (the “Original Filing”). This Amendment is filed solely to provide certain deposit market share information that was inadvertently omitted from slide 19 of the Original Filing.

Except as described above, no other changes have been made to the Original Filing. The Original Filing continues to speak as of the date of the Original Filing. Accordingly, this Amendment should be read in conjunction with the Company’s Original Filing with the SEC.

 2  Forward Looking Statements  This presentation contains forward looking statements of the Company within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to the financial condition, results of operations, plans, objectives, future performance and business of the Company. Actual results could differ materially from the results indicated in the presentation because of risks and uncertainties, known or unknown (many of which are beyond the Company’s control), including those described in Item 1A “Risk Factors” in the Company’s Form10-K for the year ended December 31, 2016. Although the Company believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove to be inaccurate. All subsequent written and oral forward-looking statements attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. All statements in this presentation, including forward-looking statements, speak only as of the date they are made, and the Company undertakes no obligation to update or revise any statement in light of new information or future events, except as required by law.  The Company has filed a registration statement (including a prospectus), which is preliminary and subject to completion, with the Securities and Exchange Commission for the offering mentioned in this communication. Before you invest, you should read the prospectus in that registration statement and the other documents that the Company has filed with the Securities and Exchange Commission for more complete information about the Company and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, Boenning & Scattergood, Inc., as our financial advisor for the offering, or Continental Stock Transfer & Trust Company, as our subscription agent in the offering, will arrange to send you a prospectus, once available, if you request it by contacting the Company at (505) 662-5171, Boenning & Scattergood at (866) 326-8186 or trinityinfo@boenninginc.com or Continental at (917) 262-2378.

 3  James E. Goodwin, Jr.Your new Chairman of the Board   Member of the Boards of Directors of Trinity and the Bank since 2013. Chair of the Audit Committee and serves as the audit committee financial expert, as defined under the SEC rules and regulations. Chair of the Board’s Asset/Liability Management Committee and is a member of the Board’s Compensation, and Loan and Strategic Planning Committees. Previously a Partner in the firm of PricewaterhouseCoopers LLP and served as a member of the firm’s U.S. Board of Partners and Principals.  Member of the Board of Directors of The National Dance Institute of New Mexico.  Member of the Audit Committee of the New Mexico State Investment Council.

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 6  6  Board of Directors  6

 7  2017 Annual Shareholder Meeting

Experienced Management Team

Name	Title	Years of Experience	Year started with LANB	Selected Professional Biography
John S. Gulas	President & CEO	34	2014	• Most recently employed as President and Chief Executive Officer for Farmers National Bank in Ohio. • Graduate of the University of Toledo College of Law, with a Juris Doctor degree in Law.
Joe Martony	EVP, Chief Risk Officer	30	2016	• Most recently employed as Executive Vice President and Chief Risk Officer for SKBHC Holdings LLC, Starbuck Bancshares, Inc. and American West Bank in Washington. • Graduate of Indiana University, with a Bachelor of Science degree in Business Finance.
Stan Sluder	EVP, Chief Lending Officer & Director of Sales	28	2015	• Most recently employed as Market President and Chief Lending Officer for Peoples Bank in New Mexico. • Graduate of New Mexico State University with a Bachelor of Science in Communication Studies.
Tom Lilly	EVP, Chief Credit Officer	25	2013	• Most recently employed as Senior Vice President and Chief Credit Officer for The National Bank in Iowa. • Graduated from the School of Banking at the University of Wisconsin and completed certifications from the Commercial Lending School in Norman, Okla., and the Consumer Lending School from the University of Wisconsin.
Eddie Ho	EVP, Chief Information Officer	39	2014	• Previously employed as Executive Vice President and Chief Information Officer at OmniAmerican Bank in Fort Worth, Texas. • Graduated with a BS from University of Wisconsin, an MS in Computer Science from North Dakota State University, and holds CIPP, CISA, CISM, CGEIT, and CISSP certification.
Tom Dolan	EVP, Senior Financial Officer Of Trinity, CFO of Bank	35	2017	• Most recently employed at Anchor Bank in Madison, WI as the Chief Operating Officer. • Graduated from Loyola University with a Bachelor of Science in Economics and earned an MBA at the University of Chicago with a concentration in Finance.
Esther Lumague	SVP, Human Resources	15	2015	• Most recently employed as Director, International Human Resources for Harris Corporation in New York. • Graduate of Loyola University of Chicago, with Master degrees in Organization Development and Industrial Relations.
Jennifer Weller	SVP, Retail Operations & Delivery	27	2016	• Most recently employed as VP Operations for Central Bancshares, Inc. in Iowa. • Graduate of the University of South Dakota with a Bachelor of Science degree in Business Administration.
Liddie Martinez	SVP, Market President, Los Alamos	27	2016	• Most recently employed as the Executive Director of Regional Development Corporation for Northern New Mexico. • Currently serves on the board of the LANL Subcontractor Consortium, Think New Mexico, New Mexico Economic Development Rural Council, Northern New Mexico College Foundation, and the Los Alamos Commerce and Development.
Dion Silva	SVP, Market President, Santa Fe	16	2001	• Served as the Vice President of Lending through 2016, when he became Market President for Santa Fe. • Graduate of New Mexico State University, with a Bachelor of Science degree in Environmental Engineering and a Master of Business Administration Degree in Finance.
Robert Gabaldon	SVP, Market President, Albuquerque Metro	23	2014	• Held key roles at Bank of America, Bank of Albuquerque, and US Bank. • Earned his B.B.A. in management from the University of New Mexico, R.O. Anderson School of Management.
Mike Schuler	Interim CFO of Trinity, Accounting & Finance	40	2015	• Previously employed in various capacities by Beal Bank, located in Texas, including the position of Senior Vice President Controller from 2001 through 2011. • Graduate of the University of Central Oklahoma with Bachelor of Science degree in Accounting and is a Certified Public Accountant and is a Certified Global Management Accountant.

Trinity Capital Corporation

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 9  Our Turnaround Story

   10  Largest bank headquartered in the state of New Mexico The Bank celebrated 54th anniversary on June 12thSix offices in three markets Service-driven cultureCommunity - focused with annual donations to nearly 300 non-profit organizationsWinner of Best Bank in Santa Fe for 11 consecutive years *Source: Santa Fe Reporter  Franchise Summary

 11  Annual Financial Performance  *  * Reversal of the majority of the valuation allowance on DTA’s

 12  Quarterly Financial Performance

 13    7.00%  4.00%  8.50%  10.50%  CET1  Leverage  Tier 1  Total Capital  Summary Capital Position as of 3/31/2017    Buffered Risk Based Capital Ratios Required Under Basel III Rules  All banks have until January 1, 2019 before the Capital Conservation Buffer is fully phased in. We satisfy the new minimums and the totally phased in buffered ratios.

High Performing Banks Tend To Exhibit 6 Key Characteristics

- **A superior credit culture**
  - Pre-requisite to long-term fundamental outperformance.
- **Excellent cost control and overall operating efficiency**
  - Standard for nearly every high-performing bank.
- **A high quality funding base**
  - The foundation of relationship banking.
- **A focused, relationship – based business model**
  - Business models designed for relationship banking generate greater multiples than those based solely on transactions.
- **A robust organic growth engine**
  - The key to enduring through a low growth, low rate environment flush with cheap funding is to grow organically.
- **Ability to protect and steadily compound EPS & TBV over time**
  - Steady and consistent growth in earnings per share along with tangible book value is directly connected to long- term share price outperformance.

Source: Joseph Fenech, Hovde Group

Trinity Capital Corporation

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 15  Continuing Our Recovery & Executing Our Business Plan  Building Shareholder Value

 16  Summary Asset Quality  *NPAs = 90 + days past due & Accruing + Nonaccrual + OREO  Source: SEC filings

 17  Expense Ratio Trends  * Expense Ratio = Noninterest Expense / Total Assets

 18  Strategic Business Review  The Company has undertaken a strategic business review designed to reduce the cost structure of the organization without compromising customer service while mitigating the impact on our employees. We believe this review will:   Improve cost controls and overall efficiencies within the Bank.Identify opportunities for expense reduction (sunset legacy systems, space planning, vendor management, operating efficiencies).Improve the budgeting and strategic planning process.Create and distribute internal management reporting to help our managers make more informed decisions. Improve the planning and analysis around making investment decisions.

 19  Deposit Market Share Overview as of 6/30/2016  Source: FDIC

 20  Loan Portfolio Trends  12/31/2015  3/31/2017          Amount in Thousands

 21  Gross Loan Balance

 22  Superior Service Culture  WHYTo add value to the lives of our communities, customers and employees.HOWThrough excellent service that is designed to help customers identify and achieve financial goals.WHATProvide deposit and credit products and services that improve the lives of our customers by providing them improved access, information and ideas.

 23  TCC Rights Offering  The Company offers existing shareholders the opportunity to buy additional shares of Company voting common stock in proportion to the number they already own.The securities purchase agreement allows Trinity to conduct a rights offering to existing shareholders of up to $10.0 million.Voting common shares will be offered at the same $4.75/share price.Offering must be completed within one year of closing the private placement or by December 19, 2017.

Key Highlights

Experienced and Qualified Management Team
- Well-known banking executives with considerable financial service experience
- Business and community - oriented Board of Directors
- Experienced market presidents and leaders

Stable Balance Sheet and Strong Capital Position
- As of March 31, 2017, Trinity had 16.0156% total capital ratio, 13.6632% Tier 1 capital ratio, 9.0656% Tier 1 leverage ratio, and 10.9289% CET1 ratio
- As of March 31, 2017, Trinity had total assets of $1.4 billion and $778.7 million in total gross loans
- Nonperforming assets have declined 70.1% from December 31, 2011 to March 31, 2017

Desirable Markets
- Los Alamos since Bank's inception in 1963
- Santa Fe since 1999
- Albuquerque since 2011 and positioned for growth

Charitable Giving
- Contribute to nearly 300 non-profit organizations annually in excess of $700,000
- Employee giving campaign raised over $50,000 in aggregate for United Way of Northern New Mexico, Santa Fe Community Foundation and United Way of Central New Mexico in 2016
- Winner of the 2016 St. Vincent's Hospital Foundation and Albuquerque Journal's Philanthropist of the Year Award

Trinity Capital Corporation
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